March 5, 2010	Trading Symbol: TSX – HNC

Preliminary Assessment shows Turnagain Project
C1 – operating costs of U.S. $3.34 per pound of nickel

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) today announced that it has completed an updated positive Preliminary Assessment Study (PA) of the Company’s 100% owned Turnagain Nickel Project, located near Dease Lake in British Columbia, Canada. The PA was compiled by Wardrop, a Tetra Tech Company, and will be filed on SEDAR within 45 days to be available at the same time for viewing on the company’s website www.hardcreek.com.

The PA recommends open pit mining, milling at a rate of 87,000 tonnes per day, conventional flotation, and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With a base case long term price of $8.50 per lb nickel and $17.50 per lb cobalt (all financial data are U.S. $), the study shows the project has a pre-tax Net Present Value of $819 million using an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

On average, the project will produce 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of $3.34 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of by-product credits (cobalt).

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be $2.92 billion.

STUDY HIGHLIGHTS

Base Case Assumptions (without escalation):

Nickel Price: $8.50 per lb.
Cobalt Price: $17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated:	695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred :	510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31,138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co

Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	$2,925 million

Operating Costs:	- - - - -	$10.74 per tonne milled
	- - - - -	$ 3.34 per pound of Ni, net of cobalt byproduct credits

Life of Mine:	- - - - -	24.4 years

Payback:	- - - - -	7.8 years

Internal Rate of Return:	- - - - -	11.0%

Net Present Value (NPV) at
8% discount rate:	- - - - -	$819 million

“This study shows the project can produce nickel at a competitive cost and with relatively low technological risk,” said Mark Jarvis, President of Hard Creek Nickel. “We are using standard milling and flotation technology. Our on-site refinery would use chloride leach technology at atmospheric pressure developed and backed by Outotec, a company well known for their working technological solutions in the mining industry, and with particular strength in SX-EW.”

“Hard Creek Nickel’s management regards the two year construction schedule and two year ramp up period contemplated in the PA as aggressive but realistic,” continued Mr. Jarvis. “Estimated capital costs are high, which impacts Internal Rate of Return, Payback and NPV. These costs will be an area of focus as we advance engineering studies towards Feasibility.”

“The resource remains open to the north and at depth, so future drilling may extend the mine life beyond the 24.4 years modeled in the PA,” said Mr. Jarvis. “Other opportunities include further improvements to the grinding efficiency, metallurgical recovery and concentrate grade. Metallurgical testwork planned in the coming year will investigate these possibilities.”

Turnagain Nickel Project Overview

The Turnagain Nickel project, which is 100% owned by HNC, is located in British Columbia about 1350 km (835 miles) northwest of Vancouver and 70 km (44 miles) east of Dease Lake. The property consists of 65 contiguous mineral claims covering an area of approximately 33,220 ha (82,085 acres). Nickel and copper sulfides were first identified on the property in 1956 with Falconbridge Nickel Mines completing the first exploration programs during the period from 1966 to 1973. Exploration to date on the Turnagain property has included geological mapping, geophysical and geochemical surveys and more than 75,620 metres (248,100 feet) of diamond drilling in 304 drill holes.

Mineral Resources

The mineral resource for the Turnagain deposit was estimated by Mr. Ronald Simpson, P.Geo. of GeoSim Services Incorporated, Vancouver and classified in accordance with the CIM Definition Standards and Best Practices referred to in the NI 43-101 guidelines which have a reasonable expectation of economic extraction. The mineralization of the project satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

The table below presents the estimate of the Turnagain Nickel deposit of 695 million tonnes of Measured and Indicated Resources at 0.216% Ni and an additional 511 million tonnes of inferred Resources at 0.199% using a 0.1% Ni cut-off. The current database used in interpolating grade in the resource area consists of 25,308 analyzed intervals in 273 drill holes representing 70,570 metres of core. Forty-seven small diameter holes with incomplete sampling drilled prior to 2002 were excluded from the database. Composited data from 204 drill holes comprising 20,542 assayed intervals (57,746 m) were used for block grade estimation.

Mineral Resource Estimate Table

Category	Tonnes	Ni %	Co %
Measured	213,270,000	0.230	0.014
Indicated	481,742,000	0.210	0.014
Measured & Indicated - Total	695,012,000	0.216	0.014
Inferred	510,818,000	0.199	0.014

Mining and Processing

The mining assessment for the Turnagain deposit was performed by Mr. Robert Fong, P.Eng. of Moose Mountain Technical Services (MMTS) and is based on typical industry standards for a preliminary assessment study with regard to the nature and mineability of the resource.

The deposit will be mined by conventional open pit methods with trucks and shovels, at an average mill feed rate of 87,000 tonnes per day (tpd). Large mining equipment will be used to achieve high mining rates ensuring the lowest possible unit costs for mine operations. The waste and ore will require blasting and typical grade control methods using blast-hole sampling. The deposit will be mined in three pit areas. An elevated cut-off grade will be employed in the initial production years to enhance the economics of the project. Low grade material below the initial cut-off grade will be sent to a low grade stockpile and later blended with “run of mine” feed near the end of mine life.

The potential resource contained in the three proposed pits is summarized in the table below. The potential pit resource is estimated using an NSR cut-off value of C$ 7.30/t based on the preliminary cost assumptions for stockpiling, milling and site G&A per tonne of ore milled.

Ultimate In-Pit Resource Tonnes and Grade Table

Cut-off Value at NSR > C$ 7.30/t	Ore Tonnage (thousands)	Ni (%)	Co (%)
Horsetrail & NW Pit	597,608	0.217	0.013
Hatzl Pit	163,619	0.192	0.014
Total	761,227	0.212	0.014

The mine has a potential life of 24.4 years with approximately 761 million tonnes of ore at 0.212% Ni and 0.014% Coat an average stripping ratio of 0.74:1. The construction schedule is estimated at 24 months.

Material for processing is hauled to twin primary crushers located near the southwest rim of the Horsetrail pit. Crushed material is sent to the coarse ore stock pile via a 3 km conveyor for reclaim to the milling circuit. Grinding is done in two parallel semi-autogenous / ball mill / pebble crushing (SABC) circuits which then feed the flotation circuit. The combined rougher flotation concentrates feed three stages of flotation cleaners to upgrade the concentrate for thickening and filtering. Tailings are pumped to the tailings management facility for permanent disposal.

The mill will produce a 4% nickel concentrate for further refining on-site to extract the nickel as a metal product and cobalt as a hydroxide precipitate. The refinery uses Outotec’s proprietary technology called “Outotec® Nickel Chloride Leaching” (ONCL) process.

Over the past year HNC has carried out preliminary process development work on both the Activox® and the ONCL processes. The concentrate leaching amenability test work demonstrates the Turnagain resource may be economically processed by either method. TWP (see under Engineering Consultants and Firms) and Dr. David Dreisinger, P.Eng. completed the final review for determining the base case option.

The overall metallurgical recoveries and payable metals have been estimated as follows:

Overall Metallurgical Recoveries (%)

Metal	Concentrator	Refinery	Total
Nickel	55.3	95.6	52.8
Cobalt	49.8	95	47.3

Payable Metal

Metal	Average Annual Production	Life of Mine Production
Nickel	35,006 tonnes ( 77,175,000 lbs)	854,151 tonnes (1,883 million lbs)
Cobalt (in hydroxide)	2,003 tonnes ( 4,416,000 lbs)	48,883 tonnes (107 million lbs)

Capital and Operating Costs

Capital Cost:

Description	$ x1000%
Mine	202,765	6.9%
Process Plant	532,169	18.2%
Refinery	814,533	27.8%
Tailings Management Facility	39,230	1.3%
Site Infrastructure	201,589	6.9%
Off-Site Infrastructure	319,808	10.9%
Owner's Costs	78,597	2.7%
EPCM	178,067	6.1%
Indirect Costs	228,504	7.8%
Contingency	330,093	11.4%
Total	2,925,355	100.0%

Working capital of $50.9 million and sustaining capital of $595.6 million with reclamation and closure costs are included in the financial model.

The operating cost summary is shown in the following table:

 C1 - Operating Cost Estimate

Area	$/tonne Ore	$/lb Ni
Mining	2.12	0.85
Milling	4.20	1.70
Refining	3.25	1.31
Tailings Management Facility	0.20	0.08
General and Administration	0.26	0.11
Transportation/Insurance/Representation	0.71	0.29
Total	10.74	4.34
Cost $/lb Ni metal net of Cobalt credits		3.34

Financial Analysis

At a price of $8.50 /lb of nickel, $17.50 /lb of cobalt, an exchange rate of 0.90 US$/CDN$ and a discount rate of 8.0%, the resulting net present value (NPV) is $819 million. The project with these assumptions has a rate of return of 11.0% . Other cases based on various ranges of metal price are presented as follows:

Metal Price Scenarios

Case	Nickel (US$/lb)	Cobalt (US$/lb)
Base	8.50	17.50
Base -10%	7.65	15.75
Base +10%	9.35	19.25
Current (March 3, 2010)	9.76	19.28

Pre-Tax NPV, IRR, and Payback by Metal Price Scenario

Scenario	NPV at Selected Discount Rates (Million $)			IRR (%)	Payback (Years)
	5%	8%	10%
Base	2,118	819	241	11.0	7.8
Base -10%	1,174	133	-327	8.5	10.3
Base +10%	3,061	1,506	809	13.4	6.2
Current	3,470	1,803	1,054	14.4	5.7

Recommendations

Based on the findings of this Preliminary Assessment, it has been concluded that the project is potentially mineable and recommendations have been made to HNC to proceed to pre-feasibility level.

Qualified Persons

The Qualified persons responsible for the preparation of the PA are:

  Ms. Karla Mills, P.Eng. Project Manager, Wardrop Vancouver
  Mr. Andre dé Ruijter, P.Eng. Senior Metallurgical Engineer, Wardrop Vancouver
  Mr. Peter Wells, SAIMM, Project Sponsor, Wardrop Vancouver
  Mr. Guy Impey, P.Eng. Power Distribution, Wardrop Vancouver
  Mr. John Hoffert, P.Eng. HNC Project Manager, HPS Inc. Kamloops (not independent)
  Mr. Alan Lathwood, Pr.Eng. Senior Process Engineer, TWP Johannesburg, South Africa
  Mr. Robert Fong, P.Eng. Mining Engineer, MMTS Calgary
  Mr. Ronald Simpson, P.Geo. Senior Geologist, GeoSim Services Inc. Vancouver
  Mr. Daniel Friedman, P.Eng. Civil Engineer, Knight Piésold, Vancouver
  Mr. Neil Brazier, P.Eng. Power Engineer, WN Brazier Associates, Vancouver
  Dr. John Reid, AusIMM, Reid Resource Consulting, Market Analysis, Brisbane, Australia
  Dr. David Dreisinger, P.Eng. Process Reviewer, Vancouver (not independent)

Engineering Consultants and Firms

Wardrop is a multi-disciplined engineering and consulting firm that provides innovative solutions for the natural resource management, energy, and infrastructure markets globally. Wardrop has a strong base of experience in British Columbia and throughout Northern Canada, which is directly applicable to the Turnagain Project. Wardrop is a subsidiary of Tetra Tech (NASDAQ: TTEK), a leading provider of consulting, engineering, program management, construction and technical services. The combined companies have more than 10,000 employees worldwide and capabilities that span the entire project lifecycle.

Mr. Hoffert, P.Eng. of HPS (Hoffert Processing Solutions Inc.) has over 30 years experience in the mining industry specializing in milling, metallurgy, SX-EW, slurry transport and financial analysis. He worked as mill manager at both Kemess and Gibraltar Mines in British Columbia and on various projects in South America. He has been acting as Turnagain Project Manager since May, 2007.

TWP is one of the biggest EPCM (Engineering, Procurement and Construction Management) organisations of its kind in Africa, with a group staff complement exceeding 1,000 multidisciplinary professionals and administrative personnel. TWP has five major divisions: TWP Mining and Infrastructure, TPS.P Architects, TWP Process and TWP Energy, focusing on the mining sector, architectural discipline, the process industry and the power industry respectively, and Regional Offices in strategic areas. The company has a project portfolio with a capital value of more than US$10-billion. TWP baseall its activities on a simple but powerful strategy of adding value to all itsclients’ businesses, from infrastructure, commercial and industrial projects through to the largest mining undertakings in the world. TWP Process has strong hydrometallurgical capability, with experts in base metal, gold and platinum metals refining industries with many years of operational and project experience.

Western Minerals Technology Pty Ltd (WMT) was formed in 1998 as a specialist developer of hydrometallurgical technology with a major focus on commercializing its patented Activox® leaching technology. WMT is located in Osborne Park, Western Australia, where a fully integrated Activox® pilot plant has been established alongside mineral processing, mineralogical and analytical laboratories. In 2007, WMT became part of the Norilsk Nickel group. Internally to Norilsk, WMT conducts process development and process optimization programs in both minerals processing and hydrometallurgical fields. Externally, WMT provides metallurgical testwork and consulting services to industry in a diverse range of metals.

Outotec Oyj innovates and delivers sustainable technology and service solutions to minerals, metals, chemical and energy industries, collaborating lifelong with its customers to optimize the utilization of raw materials and energy as well as to minimize the operating costs and environmental impacts. Outotec Oyj is listed on NASDAQ OMX Helsinki.

Knight Piésold Ltd. is an ISO 9001:2000 certified Company that has been providing specialized consulting services to the mining industry for over 75 years. Their experience has been utilized on over 400 surface and underground mining projects worldwide, particularly with respect to tailings and water management, waste characterization, heap leach pads, geotechnical design for open pit and underground mines, and environmental services. Knight Piésold is an established leader in research, design and implementation of innovative solutions for mine developments in British Columbia and around the world.

Moose Mountain Technical Services (MMTS) is an association of geologists, engineers, and technicians who have been providing technical service/support and producing assessment reports, technical reports, and studies to the mining industry for over 15 years. Their mining engineering team consists of individuals with a wealth of reconciled expertise in work that includes project scoping and strategic planning, feasibility and pre-feasibility assessments, preparation of mining permit applications, economic evaluations, mineable resource and reserves estimation, mine design for underground, open pits, dumps, tailings ponds, access roads, mine production schedule optimization and material production forecasting, equipment selection, capital and operating cost estimates, mine software development and applications, assessment of plan operability and/or operations set-up, mine startups, production reconciliation.

Mr. Simpson, P.Geo of GeoSim Services Inc. (GeoSim) has over 34 years experience in the mining industry and has specialized in resource estimation for over 20 years. He has worked on numerous projects throughout the America's and several in Africa and Australia including a wide range of base and precious metal deposits. He has been engaged periodically by HNC as an independent consultant since February 2005.

David Dreisinger holds B.A.Sc. and Ph.D. degrees in Metallurgical Engineering from Queen’s University in Kingston. Since 1984 Dr. Dreisinger has been at the University of British Columbia and currently holds the position of Professor and Chairholder, Industrial Research Chair in Hydrometallurgy. He maintains a wide ranging research program in the areas of metal extraction, separation, and recovery. Together with his students and colleagues he has published over 200 papers and patents in the technical literature. Dr. Dreisinger also maintains a consultancy (Dreisinger Consulting Inc.) and provides advice to the industry on process development and process optimization. Dr. Dreisinger has been an advisor to Hard Creek Nickel on Hydrometallurgical Treatment of Turnagain nickel concentrates for the past three years. He is also a co-inventor with Outotec and BHP-Billiton of the Outotec Nickel Chloride Process. Dr. Dreisinger has won numerous awards for his technical and professional work and has been named as a Fellow of the Canadian Academy of Engineering and the Canadian Institute of Mining and Metallurgy.

Dr. John Reid, of Reid Resource Consulting Pty Ltd. (RRC) has over 45 years experience in the mining industry and has specialized in process engineering and marketing. Recent work undertaken by RRC has covered due diligence studies on project floats and buy-outs, process review and project feasibility studies, capital and operating cost comparison studies, expert witness & advice in court and arbitration proceedings, investment advice for banks and funds on project economics, technical advice to international mining companies.

Neil Brazier, P.Eng. of WN Brazier Associates offers electrical power engineering services primarily to the mining industry. Extensive experience includes feasibility studies, project engineering and design and field services including commissioning for: power transmission and substations up to the 230 kV class, large diesel power plants, combustion turbine power plants, and run-of-river hydroelectric generating facilities. WN Brazier Associates have also served as Owner’s representative supervising power plant, process plant and underground mining facility design including management of all engineering disciplines.

This Preliminary Assessment includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

This press release uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories would ever be converted to reserves.

This press release contains “forward looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com.

This news release has been reviewed and approved by Neil Froc, P. Eng, a Qualified Person consistent with NI 43-101.

"Mark Jarvis"

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.
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